Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2023 and September 30, 2024	F-2

Unaudited Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2023 and 2024	F-4

Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2023 and 2024	F-6

Notes to the Consolidated Financial Statements	F-8

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and September 30, 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of September 30,
	Note	2023	2024
		US$	US$
ASSETS
Current assets:
Cash	2(b)	96,154	71,782
Accounts receivable, net		2,997	1,375
Inventories	4	142,287	87,802
Prepayments and other current assets	5	122,242	138,273
Cryptocurrency receivable, current	7	—	8,261
Total current assets		363,680	307,493
Non-current assets:
Cryptocurrency	6	28,342	32,632
Cryptocurrency receivable, non-current	7	—	38,127
Property, equipment and software, net	8	29,466	40,153
Intangible asset		—	954
Operating lease right-of-use assets		1,690	3,363
Deferred tax assets		66,809	76,088
Other non-current assets		486	472
Non-current financial investment		2,824	2,854
Total non-current assets		129,617	194,643
Total assets		493,297	502,136
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities：
Accounts payable		6,245	16,735
Contract liabilities	2(c)	19,614	16,238
Income tax payable		3,534	3,535
Accrued liabilities and other current liabilities	9	64,240	36,178
Operating lease liabilities, current		1,216	1,407
Preferred Shares forward contract liability	13	40,344	—
Series A Convertible Preferred Shares	13	—	77,104
Total current liabilities		135,193	151,197
Non-current liabilities:
Long-term loans	10	—	23,963
Operating lease liabilities, non-current		210	1,636
Deferred tax liabilities		—	162
Other non-current liabilities	9	9,707	9,372
Total non-current liabilities		9,917	35,133
Total liabilities		145,110	186,330

Contingencies (Note 18)

F-2

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2023 and September 30, 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of September 30,
	Note	2023	2024
		US$	US$
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,875,000 shares authorized, 3,772,078,667 and 4,555,500,242 shares issued, 3,514,973,327 and 4,324,281,437 shares outstanding as of December 31, 2023 and September 30, 2024, respectively)	12	—	—
Subscriptions receivable from shareholders		—	—
Treasury stocks (US$0.00000005 par value; 257,105,340 and 231,218,805 shares as of December 31, 2023 and September 30, 2024, respectively)	14	(57,055)	(57,055)
Additional paid-in capital		653,860	763,293
Statutory reserves		14,892	14,892
Accumulated other comprehensive loss		(43,879)	(47,736)
Accumulated deficit		(219,631)	(357,588)
Total shareholders’ equity		348,187	315,806
Total liabilities and shareholders’ equity		493,297	502,136

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Nine Months Ended September 30, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the nine months ended September 30,
	Note	2023	2024
		US$	US$
Revenues
Products revenue		131,991	149,781
Mining revenue		30,249	28,727
Other revenues		164	2,049
Total Revenues		162,404	180,557
Cost of revenues
Products cost		(272,352)	(221,043)
Mining cost		(75,832)	(36,666)
Other cost		(931)	(817)
Total cost of revenues		(349,115)	(258,525)
Gross loss		(186,711)	(77,968)
Operating expenses:
Research and development expenses		(54,067)	(44,751)
Sales and marketing expenses		(6,413)	(4,370)
General and administrative expenses		(51,143)	(43,907)
Impairment on property, equipment and software	8	(14,802)	(7,260)
Impairment on cryptocurrency	6	(4,562)	—
Gain on disposal of property, equipment and software		85	6,767
Total operating expenses		(130,902)	(93,521)
Loss from operations		(317,613)	(171,489)
Interest income		727	429
Interest expense		—	(261)
Change in fair value of cryptocurrency	6	—	26,786
Change in fair value of financial instruments	13	—	3,358
Excess of fair value of Series A Convertible Preferred Shares	13	—	(28,673)
Foreign exchange gains, net		10,905	8,485
Other income (expense), net		2,603	(3,303)
Loss before income tax expense		(303,378)	(164,668)
Income tax benefit	16	28,240	7,818

F-4

		For the nine months ended September 30,
	Note	2023	2024
		US$	US$
Net loss		(275,138)	(156,850)
Foreign currency translation adjustment, net of nil tax		(6,698)	(3,857)
Total comprehensive loss		(281,836)	(160,707)
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	17	2,536,464,211	4,000,752,859
— Diluted	17	2,536,464,211	4,000,752,859
Net loss per Class A and Class B ordinary share (cent per share)
— Basic	17	(10.85)	(3.92)
— Diluted	17	(10.85)	(3.92)
Share-based compensation expenses were included in:
Cost of revenues		193	169
Research and development expenses		7,185	5,449
Sales and marketing expenses		155	111
General and administrative expenses		25,886	15,390

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the nine months ended September 30,
	2023	2024
	US$	US$
Cash flows from operating activities
Net cash used in operating activities	(85,046)	(169,502)
Cash flows from investing activities:
Purchase of property, equipment and software and intangible asset	(2,081)	(4,431)
Proceeds from disposal of property, equipment and software	309	8,039
Proceeds from disposal of cryptocurrency	27,859	40,031
Net cash provided by investing activities	26,087	43,639
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements	4,188	—
Proceeds from issuance of series A convertible preferred shares, net of issuance costs	—	99,835
Proceeds from long-term borrowings, net of issuance cost	—	9,937
Proceeds from resale of treasury stock	2,383	733
Repurchase for tax withholdings on vesting of restricted share units	(2,383)	(733)
Net cash provided by financing activities	4,188	109,772
Net decrease in cash	(54,771)	(16,091)
Effect of exchange rate changes on cash	(6,206)	(8,281)
Cash at the beginning of period	101,551	96,154
Cash at the end of period	40,574	71,782

F-6

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nime Months Ended September 30, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the nine months ended September 30,
	2023	2024
	US$	US$
Supplemental disclosure of cash flow information:
Cash paid for interest	—	234
Cash paid for income tax	2,902	52
Supplemental disclosure of non-cash investing and financing activities:
Mining equipment transfer from inventory to property, equipment and software	12,530	39,537
Issuance of ordinary shares pursuant to share lending arrangement	—	236

The accompanying notes are an integral part of these consolidated financial statements.

F-7

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1.	Organization and principal activities

Canaan Inc., an exempted company with limited liability incorporated in the Cayman Islands, through wholly-owned subsidiaries (collectively referred to as the “Company”), is principally engaged in integrated circuit (the “IC”) design and sale and lease of final mining equipment by integrating its IC products for Bitcoin mining and related components in the People’s Republic of China (the “PRC”), Singapore and other countries and regions.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Canaan Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2024, the results of operations and cash flows for the nine months ended September 30, 2023 and 2024, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods.

The Company believes that accounting estimation of variable consideration for revenue recognition, valuation of series A convertible preferred shares, preferred shares forward contract liability, pre-delivery shares, deferred tax assets, write-down for inventories and prepayments, provision for reserve for inventory purchase commitments, valuation and recognition of share-based compensation, fair value of derivative assets and liabilities and impairment of property, equipment and software reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(b)	Cash

Cash represents bank deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

F-8

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
US dollar denominated bank deposits with financial institutions in the U.S.	9,390	53,091
Financial institutions in the PRC
RMB denominated bank deposits	10,098	5,658
US dollar denominated bank deposits	37,170	1,930
Others denominated bank deposits	32	43
Subtotal	47,300	7,631
Financial institutions in Singapore
US dollar denominated bank deposits	37,105	5,315
SGD denominated bank deposits with	1,290	1,402
RMB denominated bank deposits with	7	7
Subtotal	38,402	6,724
Bank deposits with other overseas financial institutions	1,062	4,336
Total	96,154	71,782

The bank deposits with financial institutions in the mainland of the PRC, Hong Kong, United States, Singapore, Malaysia and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, US$250, SGD75, MYR250 and KZT15,000 per bank, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to US$3,013 and US$3,149 as of December 31, 2023 and September 30, 2024, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, Hong Kong, United States, Singapore and Kahzakhstan with acceptable credit rating.

(c)	Contract liabilities

The prepayments received from customers as of December 31, 2023 and September 30, 2024 was US$19,614 and US$16,238, respectively. The revenue recognized during the nine months ended September 30, 2023 and 2024 for the beginning balance of contract liability was US$385 and US$17,011, respectively.

F-9

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(d)	Cryptocurrency

Effective January 1, 2024, the Company early adopted ASU 2023-08, resulting in US$18,893 increase to cryptocurrency and US$18,893 decrease to accumulated deficit on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2024.

As a result of adopting ASU 2023-08, the Company measures cryptocurrency at fair value as of each reporting period in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices on the active trading platform that the Company normally transacts and has determined is its principal market for bitcoin (Level 1 inputs), based on all information that is reasonably available. Since bitcoin is traded on a 24-hour period, the Company utilizes the price at the start of day Coordinated Universal Time (00:00:00 UTC), which aligns with the Company’s revenue recognition policy. Gains and losses from the remeasurement of cryptocurrencyare included within change in fair value of cryptocurrency, net in the consolidated statements of comprehensive loss. The Company sells cryptocurrency and gains and losses from such transactions, measured as the difference between the cash proceeds and the carrying basis of cryptocurrency as determined on a first-in-first-out basis, are also included within change in fair value of cryptocurrency in the consolidated statements of comprehensive loss. The Company recorded change in fair value of cryptocurrency of $26.8 million during the nine months ended September 30, 2024.

(e)	Cryptocurrency receivable

The Company enters into borrowing arrangements that require the Company to pledge collateral in the form of cryptocurrency. If the lender obtains control or has the right to sell, pledge, or rehypothecate the Company’s collateral, the Company derecognizes the pledged bitcoins, and recognizes a receivable from the lender when pledge was made. If the lender does not obtain control or have the right to sell, pledge, or rehypothecate the collateral, the pledged bitcoins does not meet the derecognition criteria and is recorded in cryptocurrency, restricted.

The Company also enters into fixed term product agreement with a crypto assets exchange institution and transferred cryptocurrency as fixed term investment product with a fixed annual rate of returns. If the the institution obtains control or has the right to sell, pledge, or rehypothecate the transferred cryptocurrency, the Company derecognizes the bitcoins, and recognizes a receivable from the institution. If the institution does not obtain control or have the right to sell, pledge, or rehypothecate the transferred cryptocurrency, the pledged bitcoins does not meet the derecognition criteria and is recorded in cryptocurrency, restricted.

Cryptocurrency receivable which will be released within one year is included in the current assets and which will be released over one year is included in the non-current assets. Cryptocurrency receivable are initially and subsequently measured at the fair value. Changes in fair value are recorded in other income (expenses), net.

(f)	Long-term loans

Long-term loans are carried at amortized cost. Transaction costs are recorded as direct deductions from the related loan liabilities and amortized to interest expense using the effective interest method over the terms of the loan term loan. Interest expense on debt includes long-term loan interest expense, as well as amortization of debt issuance costs.

F-10

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Cryptocurrency borrowings are accounted for as hybrid instruments, with a dollar-denominated debt host contract that contains an embedded derivative. The initial fair value of the embedded derivative is zero and subsequently measured at the fair value, with changes in fair value recognized in other income (expense), net .

(g)	Derivative

The Company may enter into arrangements that result in obtaining the right to receive or obligation to deliver a fixed amount of cryptocurrency in the future. Such arrangements are accounted as hybrid instruments, consisting of a receivable or debt host contract that is initially measured at the fair value of the underlying cryptocurrency and is subsequently carried at amortized cost, and an embedded forward feature based on the changes in the fair value of the underlying cryptocurrency. The embedded forward is bifurcated from the host contract, and is subsequently measured at fair value. The Company presents the embedded derivative instrument together with the host contract.

3.	Risks and concentration

(a)	Concentration of credit risk

As of December 31, 2023 and September 30, 2024, accounts receivable were US$2,997 and US$1,375, respectively.

Accounts receivable concentration of credit risk is as below:

	As of December 31,	As of September 30,
	2023	2024
Customer A	*	78%
Customer B	97%	22%

* Less than 10%

For the nine months ended September 30, 2023 and 2024, customer which contributed more than 10% of total revenue is as below:

	For the nine months ended September 30,
	2023	2024
Customer A	—	15%

* Less than 10%

F-11

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)	Supplier concentration

For the nine months ended September 30, 2023 and 2024 the Company’s purchases substantially all its integrated circuits from one supplier.

Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Inventories

Inventories consist of the following:

	As of December 31,	As of September 30,
	2023	2024
Raw materials	95,065	48,876
Work in process	15,898	13,244
Finished goods	31,324	25,682
Total	142,287	87,802

During the nine months ended September 30, 2023 and 2024, the Company recorded write-down of US$141,393 and US$113,899 in cost of revenues, respectively.

5.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,	As of September 30,
	2023	2024
Prepayments to vendors (Note a)	46,277	67,737
VAT recoverable and refund	55,403	58,087
Deferred charges	7,546	6,952
Deposits	3,746	2,896
Others	9,270	2,601
Total	122,242	138,273

F-12

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Note a: Prepayments to vendors mainly represent prepayments made to third-party foundry partners. The Company also records a provision for the prepayment to third-party foundry partners when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. During the nine months ended September 30, 2023 and 2024, the Company recorded write-downs of US$1,843 and US$9,758 for the prepayment to third-party foundry partners in cost of revenues.

6.	Cryptocurrency

The following table presents the Company’s cryptocurrency holdings as of September 30, 2024 and December 31, 2023, respectively:

	As of September 30, 2024			As of December 31, 2023
(in thousands, except for quantity)	Quantity	Cost Basis	Fair Value	Carrying Value
Bitcoin	501	26,915	31,853	26,867
Others	769,704	776	779	1,475
Total Cryptocurrency		27,691	32,632	28,342

Note: Prior to the adoption of ASU 2023-08 on January 1, 2024, the carrying value of cryptocurrency represents the post-impairment value of all cryptocurrency held. After the adoption of ASU 2023-08 the cost basis of cryptocurrency represents the fair value of cryptocurrency at the time of service contract inception. The Company has adopted an accounting policy to aggregate individual contracts with individual terms less than 24 hours within each intraday period and apply a consistent valuation point, the start of day Coordinated Universal Time (00:00:00 UTC), to value the Bitcoin received.

F-13

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Additional information about cryptocurrency consists of the following:

	For the nine months ended September 30,
	2023	2024
Beginning Balance	12,531	28,342
Cumulative effect of the adoption of ASU 2023-08	—	18,893
Revenue recognized on acceptance of cryptocurrency*	53,506	48,905
Cryptocurrency received under long-term loans agreements*	—	14,015
Purchase of cryptocurrencies for professional services prepayment	—	1,761
Cryptocurrency received as customer deposits*	10,106	—
Pledged and derecognized cryptocurrency under long-term loans agreements*	—	(38,561)
Cryptocurrency prepaid for professional services	—	(1,761)
Cryptocurrency transferred to fixed term product*	—	(6,517)
Return of cryptocurrency*	—	(10,561)
Cost of revenues recognized on payment of cryptocurrency*	(8,149)	(8,639)
Proceeds from disposal of cryptocurrency	(27,859)	(40,031)
Change in fair value of cryptocurrency	—	26,786
Realized gain on disposal of cryptocurrency	(5,120)	—
Impairment	(4,562)	—
Ending Balance	30,453	32,632

* represents non-cash investing or financing activity.

7.	Cryptocurrency receivable

The following table presents the Company’s cryptocurrency receivable as of September 30, 2024:

	As of September 30, 2024
(in thousands, except for quantity)	Quantity	Fair Value
Bitcoins transferred to fixed term product (Note a)	100	6,355
Bitcoins prepaid for professional services	30	1,906
Cryptocurrency receivable, current		8,261

Bitcoin pledged for loan-term loans (Note 10)	600	38,127
Cryptocurrency receivable, non-current		38,127

Note a: On September 27, 2024, the Company transferred 100 Bitcoins to a crypto assets exchange institution to purchase a fixed term investment product with an annual percentage rate of return (the “APR”) of 1.5% for 30 calendar days.

F-14

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

8.	Property, equipment and software, net

Property, equipment and software consist of the following:

	As of December 31,	As of September 30,
	2023	2024
Cost:
Mining equipment	95,215	82,868
Computers and electronic equipment	10,940	10,552
Leasehold improvements	5,772	5,103
Mechanical equipment	114	115
Software	3,283	3,668
Construction in progress	—	6,588
Motor vehicles	243	244
Land	—	120
Total cost	115,567	109,258
Less: Accumulated depreciation and amortization	(86,101)	(69,105)
Property, equipment and software, net	29,466	40,153

Depreciation expense during the nine months ended September 30, 2023 and 2024 was US$50,096 and US$20,487, respectively. The Company recognized impairment of US$14,802 and US$7,260 during the nine months ended September 30, 2023 and 2024, respectively, which mainly due to the impairment for mining equipments deployed as a result of declined Bitcoin price or increased Bitcoin mining difficulty.

F-15

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

9.	Accrued liabilities and other liabilities

	As of December 31,	As of September 30,
	2023	2024
Accrued liabilities and other current liabilities
Salary and welfare payable	19,623	12,242
Other tax payables	7,019	6,778
Customer refund	3,812	3,911
VAT received from customers related to contract liabilities	1,429	211
Customer deposits	7,185	6,259
Provision for reserve for inventory purchase commitments (Note a)	20,706	—
Warranty reserve (Note b)	878	359
Professional services payable	56	1,813
Others	3,532	4,605
Total	64,240	36,178
Other non-current liabilities
Deferred government grant	9,191	9,289
Refund from deposit - bank - non-current	516	83
Total	9,707	9,372

Note a: The Company entered into several contracts to purchase foundry service. These contracts represent firm purchase commitments which are evaluated for potential losses. As of December 31, 2023 and September 30, 2024, the Company’s purchase obligation to third-party suppliers for foundry service was US$42,904 and nil, respectively.

In connection with the preparation of the Company’s consolidated financial statements for the nine months ended September 30, 2024 the Company assessed the loss contingency under the foundry service contracts taking into account the estimated selling price of mining equipment. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value. During the nine months ended September 30, 2023 and 2024, a provision of US$14,562 and nil has been recognized in cost of revenues for the Company’s inventory purchase commitments under foundry service contracts as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price.

Note b: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.

F-16

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Movement of warranty reserve is as follows:

	For the nine months ended September 30,
	2023	2024
Beginning Balance	1,716	878
Accrual for warranties issued during the period	1,674	2,285
Warranty claims paid	(986)	(1,579)
Warranty expired	(863)	(637)
Foreign currency translation adjustment	(46)	(588)
Ending Balance	1,495	359

10.	Long-term loans

On June 12, 2024, the Company, through a wholly-owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements 1”) with a third party (the “Lender 1”). Pursuant to the Agreements 1, the Lender 1 will provide loans in tranches in USDT (also known as Tether, a stablecoin pegged to the U.S. Dollar) with a term of 18-month and an interest rate of 2.75% per annum. The Agreements 1 also require the Company to transfer 330 Bitcoins to the Lender 1 as collateral, and the loan amount will be 68% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged Bitcoins. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral. The repayment of the loan principal may be made in USD, USDT or if mutually agreed upon in writing prior to repayment, any other digital currency.

Pursuant to the Agreements 1, in June 2024, the Company pledged 330 Bitcoins as collateral to the Lender 1 with a fair value of US$21,041 at closing and obtained a loan with principal amount of 14,308,156 USDT. The net proceeds received in June 2024, after deducting issuance cost of 178,615 USDT, were 11,252,124 USDT (with a fair value of US$11,248). The issuance costs are reported as a direct deduction from the principal of the associated loan. The remaining net proceeds of 2,769,869 USDT (with a fair value of US$2,767), after deducting issuance cost of 107,548 USDT, were subsequently received in July 2024. For the nine months ended September 30, 2024, the Company was not required to add additional Bitcoins as collateral.

On June 21, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 2”) with another third party (the “Lender 2”). Pursuant to the Agreement 2, the Lender 2 will provide a loan in amount of US$8,041 with a term of 18-months and an interest rate of 6.75% per annum. The Agreement 2 also requires the Company to transfer 200 Bitcoins to the Lender 2 as collateral. If the fair market value of Bitcoin fallen such that the Loan-to-Value Ratio equals or exceeds 80%, the Company is required to add Collateral.

Pursuant to the Agreement 2, in June 2024, the Company pledged 200 Bitcoins as collateral to the Lender 2 with a fair value of US$12,370 at closing and obtained a loan in amount of US$8,041. The net proceeds received in June 2024, after deducting issuance costs of US$121, were US$7,920. The issuance costs are reported as a direct deduction from the principal of the associated loan. For the nine months ended September 30, 2024, the Company was not required to add additional Bitcoins as collateral.

F-17

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

On August 9, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 3”) with another third party (the “Lender 3”). Pursuant to the Agreement 3, the Lender 3 will provide a loan in amount of US$2,058 with a term of 18-months and an interest rate of 5.00% per annum. The Agreement 3 also requires the Company to transfer 70 Bitcoins to the Lender 3 as collateral. If the fair market value of Bitcoins fallen to below 50% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 3, in August 2024, the Company pledged 70 Bitcoins as collateral to the Lender 3 with a fair value of US$4,117 at closing and obtained a loan in amount of US$2,058. The net proceeds received in August 2024, after deducting issuance costs of US$41, were US$2,017. The issuance costs are reported as a direct deduction from the principal of the associated loan. For the nine months ended September 30, 2024, the Company was not required to add additional Bitcoins as collateral.

Interest expense pertaining to the above loans amounted to US$261 was recorded for the nine months ended September 30, 2024.

11.	Derivatives

During the periods presented, the Company’s derivatives were all embedded forward contracts to receive or deliver a fixed amount of cryptocurrency in the future.

Impact of derivatives on the Consolidated Balance Sheets

The following table summarizes the balance sheet impact of derivative instruments outstanding as of September 30, 2024 and December 31, 2023 as measured in U.S. dollar equivalents, none of which were designated as hedging instruments at September 30, 2024:

Consolidated Balance Sheets Location	Notional	Derivative Fair Value	Total
September 30, 2024
Cryptocurrency receivable	46,839	(451)	46,388
Prepayments and other current assets (1)	92	76	168
Accrued liabilities and other current liabilities (1)	514	713	1,227
Accounts payable (1)	239	*	239
Long-term loans (1)	14,015	11	14,026
December 31, 2023
Accrued liabilities and other current liabilities (1)	4,503	2,682	7,185

(1)	Represents the portion of the Consolidated Balance Sheet line item that is denominated in cryptocurrency.

F-18

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Impact of derivatives on the Consolidated Statements of Comprehensive Loss

Gains and losses on derivative instruments recorded in other income (expense), net, in the Consolidated Statements of Comprehensive Loss were as follows:

	For the nine months ended September 30,
	2024	2023
Cryptocurrency receivable	(451)	-
Prepayments and other current assets	56	-
Accrued liabilities and other current liabilities	(4,603)	(115)
Accounts Payable	(796)	(931)
Long-term loans	(11)	-
Total	(5,805)	(1,046)

The Company’s derivative assets and liabilities measured and recorded at fair value on a recurring basis are classified within Level 2 of the fair value hierarchy. The Company has valued all Level 2 assets and liabilities based on quoted market prices for the underlying cryptocurrency.

12.	Ordinary shares

As of September 30, 2024, the authorized ordinary shares are 999,999,875,000, of which 4,555,500,242 shares were issued and 4,324,281,437 shares were outstanding. These outstanding shares consist of (1) 4,012,656,993 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

At-the-Market Offering Agreements

On April 8, 2022, the Company entered into an At-the-market offering agreement, providing for a potential at-the-market equity offering program, with H.C. Wainwright & Co., LLC. For the nine months ended September 30, 2023, the Company issued 1,532,219 ADSs (22,983,285 Class A ordinary shares) with net proceeds of US$4,188. Effective November 10, 2023, the Company terminated its at-the-market offering agreement with H.C. Wainwright & Co., LLC.

F-19

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

13.	Series A Convertible Preferred Shares

On November 27, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) in three tranches at the price of US$1,000 for each Preferred Share. According to the Securities Purchase Agreement, the Company will issue 25,000 Preferred Shares (“First Tranche”) to the Buyer on the closing date of the First Tranche (“First Closing Date”). Upon the First Closing Date, the Company is obligated to issue a number of Preferred Shares (“Second Tranche”) that is not less than 25,000 and not more than 50,000 (the “Forward Contract Liabilities”). The closing of the third tranche of preferred shares financing (the “Third Tranche”), would be contingent upon mutual agreement between the Company and the Buyer. The Company is not obliged to sell nor is the Buyer obliged to purchase the Third Tranche. In connection with the issuance of the Preferred Shares, the Company also is required to deliver 8,000,000 ADSs (120,000,000 Class A ordinary shares) collectively as pre-delivery shares (the “Pre-delivery Shares”) to the Buyer. The Pre-delivery Shares shall be returned to the Company when the Buyer does not hold any preferred shares.

As of December 31, 2023, all the First Tranche of the Preferred Shares have been converted to Class A ordinary shares of the Company. On January 22, 2024, the Company completed the second tranche of the preferred shares financing. Pursuant to the Second Tranche Preferred Shares Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an additional 2,800,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS. On September 27, 2024, the Company completed the Third Tranche financing. Pursuant to the Third Tranche Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share.

In connection with the Third Tranche closing, the Buyer agreed to return to the Company 2,800,000 ADSs of the Pre-Delivery Shares previously delivered to the Buyer. The Company acknowledged that 1,345,203 ADSs of 2,800,000 ADSs of the Pre-Delivery Shares being returned to the Company would be returned in the form of 20,178,045 Class A ordinary shares, which were transferred from ordinary shares to treasury stocks in September and cancelled in November, 2024. The remaining 1,454,797 ADSs were returned to the Company in December, 2024.

The fair value of the Second Tranche (US$68,496) and Pre-delivery Shares (US$236) reduced by Forward Contract Liabilities (US$18,496) upon issuance date in aggregate exceeded the net proceeds from the financing (US$49,860) by US$376, which was recognized as the excess of fair value of Series A Convertible Preferred Shares financing for the nine months ended September 30, 2024.

The fair value of the Third Tranche (US$78,272) upon issuance date in aggregate exceeded the net proceeds from the financing (US$49,975) by US$28,297, which was recognized as the excess of fair value of Series A Convertible Preferred Shares financing for the nine months ended September 30, 2024.

For the nine months ended September 30, 2024, all of 50,000 Preferred Shares issued pursuant to the Second Tranche were converted to 49,428,105 outstanding ADSs (741,421,575 Class A ordinary shares) at the conversion prices from $0.73 to $1.31, which are the lower of US$1.81 and 92.5% of the lowest daily average market price over 5 days before the conversion. The fair value of the Second Tranche upon the conversion dates was US$88,154 and the change in fair value of the Second Tranche was US$19,658 for the nine months ended September 30, 2024.

F-20

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

For the nine months ended September 30, 2024, none of Preferred Shares issued pursuant to the Third Tranche was converted to outstanding ADSs. The loss of change in fair value of the Third Tranche was US$1,168 for the nine months ended September 30, 2024.

The movement of Preferred Shares and Forward Contract Liability for the nine months ended September 30, 2024 consist of the followings:

	Forward Contract Liabilities	Second Tranche	Third Tranche
Beginning balance as of January 1, 2024	40,344	—	—
Fair value upon issuance	—	50,000	78,272
Change in fair value	(21,848)	19,658	(1,168)
Conversion to second tranche	(18,496)	—	—
Converted from forward contract liabilities	—	18,496	—
Conversion to outstanding ADSs	—	(88,154)	—
Ending balance as of September 30, 2024	—	—	77,104

The Company estimate the fair value of Second Tranche and Third Tranche using the Monte Carlo model, which involves significant assumptions including the risk-free interest rate, the expected volatility and expected bond yield. The Company classifies the valuation techniques that use these inputs as Level 3.

	Fair Value of Second Tranche
	January 22, 2024 (issuance date)	January 26, 2024 to September 13, 2024 (remeasurement dates)
Risk Free Rate	4.77%	4.09%-5.00%
Volatility	96.44%	83.26%-110.00%
Expected bond yield	9.35%	7.68%-11.06%

F-21

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	Fair Value of Third Tranche
	September 27, 2024 (issuance date)	September 30, 2024
Risk Free Rate	3.93%	4.01%
Volatility	100.65%	100.80%
Expected bond yield	11.70%	11.70%

14.	Treasury stocks

Amended 2018 Plan

Under the Amended 2018 Plan, the Company withholds the shares issued to the employees to meet the income tax withholding requirement upon the vesting of the Restricted share units. For the nine months ended September 30, 2023, the Company withheld 13,607,595 Class A ordinary shares for US$2,383 and sold 13,607,595 Class A ordinary shares for US$2,383. For the nine months ended September 30, 2024, the Company withheld 8,136,600 Class A ordinary shares for US$733 and sold 8,136,600 Class A ordinary shares for US$733. The Company did not retire any of the repurchased Class A ordinary shares. For the nine months ended September 30, 2023, 9,867,045 restricted share units were transferred from treasury stock to ordinary shares upon vesting under the Amended 2018 Plan. As of December 31, 2023, the Company has transferred all the treasury stocks reserved under the Amended 2018 Plan to ordinary shares.

Share Repurchase Program

Effective March 16, 2022, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$100 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. During the nine months ended September 30, 2023 and 2024, no outstanding ADSs were repurchased. For the nine months ended September 30, 2023 and 2024, 36,842,025 and 46,064,580 restricted share units were transferred from treasury stock to ordinary shares upon vesting, respectively.

15.	Share-based compensation

The following table summarizes restricted share units (“RSUs”) activity during the nine months ended September 30, 2024:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding as of January 1, 2024	146,954,430	0.35
Granted	190,023,435	0.09
Forfeited	(20,243,895)	0.22
Vested	(46,064,580)	0.63
Outstanding as of September 30, 2024	270,669,390	0.13

F-22

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

16.	Income Taxes

The Company recorded an income tax benefit of US$28,240 and US$7,818 for the nine months ended September 30, 2023 and 2024, representing effective tax rates of 9.3% and 4.7%, respectively.

The effective income tax rate of 4.7% in 2024 and 9.3% in 2023 was lower than the statutory income tax rate of 25.0% which was primarily due to (i) additional valuation allowances provided; (ii) preferential tax rate of 15% applicable to Canaan Creative and 12.5% to Canaan Creative (SH) in 2024.

17.	Basic and diluted loss per share

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of loss per share for the nine months ended September 30, 2023 and 2024, as follows:

	For the nine months ended September 30,
	2023	2024
Basic loss per share calculation
Numerator:
Net loss	(275,138)	(156,850)
Denominator:
Weighted-average ordinary shares outstanding	2,536,464,211	4,000,752,859
Basic loss per Class A and Class B ordinary share (US$ cent per share)	(10.85)	(3.92)

F-23

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the nine months ended September 30,
	2023	2024
Diluted loss per share calculation
Numerator:
Net loss	(275,138)	(156,850)
Denominator:
Weighted-average ordinary shares outstanding	2,536,464,211	4,000,752,859
Add: weighted-average RSUs (Note a)	—	—
Weighted-average number of shares used in calculating diluted earnings per Class A and Class B ordinary share	2,536,464,211	4,000,752,859
Diluted loss per Class A and Class B ordinary share (US$ cent per share)	(10.85)	(3.92)

Note a: The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive.

18.	Contingencies

The Company is and, from time to time, may in the future become, involved in other legal proceedings in the ordinary course of business. The Company currently believes that the outcome of any of these existing legal proceedings, either individually or in the aggregate, will not have a material impact on the operating results, financial condition or cash flows of the Company. With respect to existing legal proceedings, the Company has either determined that the existence of a material loss is not reasonably possible or that it is unable to estimate a reasonably possible loss or range of loss. The Company may incur substantial legal fees, which are expensed as incurred, in defending against these legal proceedings.

F-24

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

19.	Changes in shareholders’ equity

		Ordinary shares		Subscription	Treasury stocks				Accumulated
	Note	Number of Shares	Amount	receivables from shareholders	Number of Shares	Amount	Additional paid-in capital	Statutory reserves	other comprehensive loss	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2023		2,496,001,757	—	—	308,136,735	(57,055)	492,220	14,892	(36,913)	194,522	607,666
Issuance of ordinary shares in at-the-market offering, net of offering cost	12	22,983,285	—	—	—	—	4,188	—	—	—	4,188
Share-based compensation expense		—	—	—	—	—	33,419	—	—	—	33,419
Repurchase of vested employee restricted share units for tax withholding	14	(13,607,595)	—	—	13,607,595	(2,383)	—	—	—	—	(2,383)
Resale of vested employee restricted share units for tax withholding	14	13,607,595	—	—	(13,607,595)	2,383	—	—	—	—	2,383
Vesting of restricted share units	14	46,709,070	—	—	(46,709,070)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	(6,698)	—	(6,698)
Net loss		—	—	—	—	—	—	—	—	(275,138)	(275,138)

Balance as of September 30, 2023		2,565,694,112	—	—	261,427,665	(57,055)	529,827	14,892	(43,611)	(80,616)	363,437

F-25

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

		Ordinary shares		Subscription	Treasury stocks				Accumulated
	Note	Number of Shares	Amount	receivables from shareholders	Number of Shares	Amount	Additional paid-in capital	Statutory reserves	other comprehensive loss	Accumulated deficits	Total shareholders’ equity
Balance as of December 31, 2023		3,514,973,327	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(219,631)	348,187
Cumulative effect of the adoption of ASU 2023-08	2(d)	—	—	—	—	—	—	—	—	18,893	18,893
Balance as of January 1, 2024		3,514,973,327	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(200,738)	367,080
Share-based compensation expense		—	—	—	—	—	21,119	—	—	—	21,119
Repurchase of vested employee restricted share units for tax withholding	14	(8,136,600)	—	—	8,136,600	(733)	—	—	—	—	(733)
Resale of vested employee restricted share units for tax withholding	14	8,136,600	—	—	(8,136,600)	733	—	—	—	—	733
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	13	741,421,575	—	—	—	—	88,078	—	—	—	88,078
Issuance of ordinary shares pursuant to share lending arrangement	13	42,000,000	—	—	—	—	236	—	—	—	236
Return of ordinary shares under share lending arrangements	13	(20,178,045)	—	—	20,178,045	—	—	—	—	—	—
Vesting of restricted share units	14	46,064,580	—	—	(46,064,580)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	(3,857)	—	(3,857)
Net loss		—	—	—	—	—	—	—	—	(156,850)	(156,850)
Balance as of September 30, 2024		4,324,281,437	—	—	231,218,805	(57,055)	763,293	14,892	(47,736)	(357,588)	315,806

F-26

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

20.	Subsequent events

On November 19, 2024, the Company entered into a securities purchase agreement (the “Series A-1 Securities Purchase Agreement”) with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 30,000 Series A-1 Convertible Preferred Shares (the “Series A-1 Preferred Shares”) at the price of US$1,000 for each Series A-1 Preferred Share. On November 25, 2024, the Company completed the Series A-1 Preferred Shares financing, raising total net proceeds of US$29,975.

F-27